Exhibit 99.1

SU Group Holdings Limited
7th Floor, The Rays
No. 71 Hung To Road, Kwun Tong
Kowloon, Hong Kong

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
To Be Held On AUGUST 1, 2025, AT 10:00 A.m. HONG KONG TIME
(JULY 31, 2025, 10:00 P.M. EASTERN TIME)

To the shareholders of SU Group Holdings Limited:

NOTICE IS HEREBY GIVEN that SU Group Holdings Limited, a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us,” or “our”) will hold an extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) on August 1, 2025, at 10:00 a.m. Hong Kong Time (July 31, 2025, at 10:00 p.m., Eastern Time) in person at 7/F, The Rays, No. 71 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

The Extraordinary General Meeting will be convened for the following purposes:

1.      Proposal No. 1 — To approve, as an ordinary resolution, a share consolidation, of the Company’s ordinary shares at a ratio of one-for-ten such that every ten ordinary shares of the Company shall be combined into one ordinary share of the Company (the “Share Consolidation”);

2.      Proposal No. 2 — To approve, as an ordinary resolution and immediately following the Share Consolidation, an increase of authorized share capital from HK$7,500,000 divided into 75,000,000 shares of a nominal or par value of HK$0.10 each (the “Consolidated Shares”) to HK$75,000,000 divided into 750,000,000 Consolidated Shares (the “Share Capital Increase”);

3.      Proposal No. 3 — To approve, as a special resolution and immediately following the Share Capital Increase, an alteration to the share capital of the Company, by:

(i)     re-designating the authorized share capital of the Company from HK$75,000,000 divided into 750,000,000 Consolidated Shares, to (a) 749,098,320 Class A ordinary shares, par value HK$0.10 each (the “Class A Ordinary Shares”) and 901,680 Class B ordinary shares, par value HK$0.10 each (the “Class B Ordinary Shares”), in each case having the respective rights and privileges and being subject to the M&A Amendments (as defined in sub-paragraph (iii) below) (the “Authorized Share Capital Change”);

(ii)    re-designating the issued and outstanding Consolidated Shares held by the shareholders of the Company as follows:

(a)     842,280 Consolidated Shares held by Exceptional Engineering Limited be re-designated as 842,280 Class B Ordinary Shares and 59,400 Consolidated Shares held by DC & Partners Incorporation Limited be re-designated as 59,400 Class B Ordinary Shares; and

(b)    each Consolidated Share which was registered in the name of a shareholder (excluding the Consolidated Shares re-designated as Class B Ordinary Shares pursuant to the foregoing paragraph (a)), be re-designated as a Class A Ordinary Share registered in the name of the relevant shareholder,

(the “Issued Share Capital Change”, together with the Authorized Share Capital Change, are referred to as the “Re-designation of Share Capital”);

(iii)   amending the memorandum and articles of association of the Company in the manner set out in the Exhibit attached hereto (the “M&A Amendments”, together with the Re-designation of Share Capital are referred to as the “Share Capital Alteration”).

The foregoing items of business are more completely described in the details of the proposals accompanying this notice. The board of directors of the Company (the “Board of Directors”) unanimously recommends that the shareholders vote “FOR” the Proposals No. 1, No. 2, and No. 3.

The Board of Directors has established the close of business on June 27, 2025 (Hong Kong Time), as the “record date” that will determine the shareholders who are entitled to receive notice of, and to vote at, the Extraordinary General Meeting or at any adjournment or postponement of the Extraordinary General Meeting. The notice of the Extraordinary General Meeting and the proxy card will be first sent or made available to shareholders on or about July 9, 2025 (Hong Kong Time).

Attendance at the Extraordinary General Meeting is limited to the Company’s shareholders, their proxies, and invited guests of the Company.

By order of the Board of Directors,
/s/ Chan Ming Dave
CHAN Ming Dave
Chairman

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING

The following questions and answers are intended to address briefly some commonly asked questions regarding the Extraordinary General Meeting. These questions and answers may not address all of the questions that may be important to you as a shareholder. To better understand these matters, you should carefully read this entire notice to shareholder.

Q:     Why am I receiving this notice to shareholder?

A:     The Company is holding an Extraordinary General Meeting to approve the Share Consolidation, Share Capital Increase, and Share Capital Alteration.

We have included in this notice to shareholder important information about the Extraordinary General Meeting. You should read this information carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending the Extraordinary General Meeting. Your vote is very important, and we encourage you to submit your proxy as soon as possible.

Q:     What proposals are the shareholders being asked to consider?

A:     The shareholders are being asked:

1.      Proposal No. 1 — To approve, as an ordinary resolution, a share consolidation of the Company’s ordinary shares at a ratio of one-for-ten, such that every ten ordinary shares of the Company shall be combined into one ordinary share of the Company (the “Share Consolidation”);

2.      Proposal No. 2 — To approve, as an ordinary resolution and immediately following the Share Consolidation, an increase of authorized share capital from HK$7,500,000 divided into 75,000,000 shares of a nominal or par value of HK$0.10 each (the “Consolidated Shares”) to HK$75,000,000 divided into 750,000,000 Consolidated Shares (the “Share Capital Increase”);

3.      Proposal No. 3 — To approve, as a special resolution and immediately following the Share Capital Increase, an alteration to the share capital of the Company, by:

(i)     re-designating the authorized share capital of the Company from HK$75,000,000 divided into 750,000,000 Consolidated Shares, to (a) 749,098,320 Class A ordinary shares, par value HK$0.10 each (the “Class A Ordinary Shares”) and 901,680 Class B ordinary shares, par value HK$0.10 each (the “Class B Ordinary Shares”), in each case having the respective rights and privileges and being subject to the M&A Amendments (as defined in sub-paragraph (iii) below) (the “Authorized Share Capital Change”);

(ii)    re-designating the issued and outstanding Consolidated Shares held by the shareholders of the Company as follows:

(a)     842,280 Consolidated Shares held by Exceptional Engineering Limited and 59,400 Consolidated Shares held by DC & Partners Incorporation Limited be re-designated as 842,280 Class B Ordinary Shares and 59,400 Class B Ordinary Shares respectively; and

(b)    each Consolidated Share which was registered in the name of a shareholder (excluding the Consolidated Shares re-designated as Class B Ordinary Shares pursuant to the foregoing paragraph (a)) be re-designated as a Class A Ordinary Share registered in the name of the relevant shareholder (the “Issued Share Capital Change”, together with the Authorized Share Capital Change are referred to as the “Re-designation of Share Capital”).

(iii)   amending the articles of association of the Company in the manner set out in the Exhibit attached hereto (the “M&A Amendments”, together with the Re-designation of Share Capital are referred to as the “Share Capital Alteration”).

Q:     What are the recommendations of the Board of Directors?

A:     The Board of Directors has determined that the approval of the Share Consolidation, Share Capital Increase and Share Capital Alteration are advisable and in the best interests of the Company and its shareholders and has unanimously approved the proposals described herein. The Board of Directors unanimously recommends that the Shareholders vote “FOR” the Share Consolidation, Share Capital Increase and the Share Capital Alteration.

Q:     When and where will the Extraordinary General Meeting be held?

A:     The Extraordinary General Meeting will be held on August 1, 2025 at 10:00 a.m. Hong Kong Time (July 31, 2025 at 10:00 p.m. Eastern Time) in person at 7/F, The Rays, No. 71 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

Q:     Who is entitled to vote at the Extraordinary General Meeting?

A:     The record date for the Extraordinary General Meeting is June 27, 2025 (Hong Kong Time). Only holders of ordinary shares of the Company as of the close of business on the record date are entitled to notice of, and to vote at, the Extraordinary General Meeting or any adjournment or postponement thereof. As of the record date, there were 13,847,500 ordinary shares issued and outstanding. Each ordinary share that you own entitles you to one vote.

Q:     What constitutes a quorum for the Extraordinary General Meeting?

A:     At the Extraordinary General Meeting, two shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than 33.4% in nominal value of the total issued voting shares in the Company throughout the meeting shall form a quorum.

Q:     How many votes are required to approve the proposals?

A:     The approval of the Share Consolidation requires the affirmative vote of a simple majority of the shareholders as being entitled to do so, vote in person or by proxy, or, in the case of a shareholder being a corporation, by its duly authorized representative at the Extraordinary General Meeting. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

The approval of the Share Capital Alteration requires the affirmative vote of at least two-thirds (2/3) of the votes cast by shareholders as, being entitled to do so, vote in person or, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative at the Extraordinary General Meeting. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Q:     How do the shareholders vote?

A:     If you are a holder of record on the record date, you may (i) vote in person at the Extraordinary General Meeting or (ii) by submitting a proxy for the Extraordinary General Meeting. You may submit your proxy by (a) completing, signing, dating, and returning the enclosed proxy card in the accompanying pre-addressed postage-paid envelope. You may also (b) vote online on www.Transhare.com by clicking on Vote Your Proxy and Entering Your Control Number, (c) vote by email by emailing your signed proxy card to Proxy@Transhare.com, or (d) vote by fax by faxing your proxy card to 1.727.269.5616.

Pursuant to the Company’s Articles of Association, a proxy must be submitted (48) hours before the Extraordinary General Meeting. Accordingly, the proxy must be received by 10:00 a.m. Hong Kong Time on July 30, 2025.

Q:     How can I attend the meeting?

A:     The meeting is open to all holders of the Company’s ordinary shares as of the record date. You may attend the meeting in person at 7/F, The Rays, No. 71 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

Q:     May shareholders ask questions at the meeting?

A:     Yes. Representatives of the Company will answer questions relating to the Share Consolidation, Share Capital Increase, and Share Capital Alteration at the meeting.

Q:     If my shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me?

A:     Your broker or other nominee does not have the authority to vote on non-routine matters. All of the proposals presented at the Extraordinary General Meeting are considered non-routine matters. Your broker or other nominee will vote your shares held by it in “street name” with respect to these matters only if you provide instructions to it on how to vote.

Q:     What if I do not vote on the matters relating to the proposals?

A:     If you fail to vote or fail to instruct your broker or other nominee how to vote on any of the proposals, it will have no effect on such proposals. It will be treated as a “non-vote” and not count towards a quorum.

Q:     May I change my vote after I have delivered my proxy or voting instruction card?

A:     Yes. You may change your vote no later than forty-eight (48) hours prior to the Extraordinary General Meeting. You may do this in one of two ways:

1.      by sending a completed proxy card bearing a later date than your original proxy card and mailing it so that it is received prior to the Extraordinary General Meeting; or

2.      by sending a completed proxy card bearing a later date than your original proxy card and e-mailing it so that it is received prior to the Extraordinary General Meeting; or

3.      by voting online so that it is received prior to the Extraordinary General Meeting; or

4.      by sending a completed proxy card bearing a later date than your original proxy card and faxing it so that it is received prior to the Extraordinary General Meeting; or

You may also change your vote by attending the Extraordinary General Meeting in person at 7/F, The Rays, No. 71 Hung To Road, Kwun Tong, Kowloon, Hong Kong and casting your votes.

Your proxy will not be revoked by attendance alone, but it will be revoked if you attend and vote in person.

If your shares are held in an account at a broker or other nominee, you should contact your broker or other nominee to change your vote.

Q:     Do I have appraisal rights?

A:     The shareholders do not have appraisal rights with respect to the matters to be voted upon at the Extraordinary General Meeting.

Q:     Whom should I call if I have questions about the proxy materials or voting procedures?

A:     If you have questions about the proposals, or if you need assistance in submitting your proxy or voting your shares or need additional copies of this notice to shareholder or the enclosed proxy card, you should contact SU Group Holdings Limited, 7/F, The Rays, No. 71 Hung To Road, Kwun Tong, Kowloon, Hong Kong, or call +852 2341 8183. If your shares are held in a stock brokerage account or by a bank, or other nominee, you should contact your broker, bank or other nominee for additional information.

Q:     What do I need to do now?

A:     After carefully reading and considering the information contained in this notice to shareholders, including the Exhibit, please vote your shares as soon as possible so that your shares will be represented at the Extraordinary General Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Q:     Who is paying for the expenses involved in preparing and mailing this notice to shareholder?

A:     All of the expenses involved in preparing, assembling, and mailing these proxy materials and all costs of soliciting proxies will be paid for by the Company. In addition to the solicitation by mail, proxies may be solicited by our officers and other employees by telephone or in person. Such persons will receive no compensation for their services other than their regular salaries. Arrangements will also be made with brokerage houses and other custodians, nominees, and fiduciaries to forward solicitation materials to the beneficial owners of the shares held of record by such persons, and we may reimburse such persons for reasonable out-of-pocket expenses incurred by them in so doing.

Q:     What Interest Do Officers and Directors Have in Matters to Be Acted Upon?

A:     If the Share Consolidation and Share Capital Increase and Share Capital Alteration are approved, the Board of Directors intend to resolve to re-classify and re-designate 9,116,800 ordinary shares beneficially held by Mr. CHAN Ming Dave (“Mr. Chan”), a member of the Board of Directors, the chairman and executive officer of the Company, into 901,680 Class B Ordinary Shares and 10,000 Class A Ordinary Shares. This will significantly increase the voting power controlled by Mr. Chan from 65.84% of the total votes eligible to be cast by shareholders to 98.96%. This is explained in more detail below and in the explanatory notes to the Share Capital Alteration Proposal.

Mr. Chan, a member of the Board of Directors, the chairman and executive officer of the Company, is the sole shareholder and beneficial owner of each of Exceptional Engineering Limited and DC & Partners Incorporation Limited, whose shares in the Company will be re-designated as Class B Ordinary Shares. He also owns Class A Ordinary Shares in his own name directly.

Immediately after the Share Capital Alteration takes effect, the total number of Class A Ordinary Shares outstanding will be 483,070 and the total number of Class B Ordinary Shares outstanding will be 901,680. Each of Exceptional Engineering Limited and DC & Partners Incorporation Limited will own a total of 842,280 Class B Ordinary shares, representing 42,114,000 of the total voting power and 59,400 Class B Ordinary Shares, representing 2,970,000 of the total voting power respectively. Mr. Chan will own 10,000 Class A Ordinary Shares, representing 10,000 of the total voting power. In total, Mr. Chan will beneficially own 45,094,000 of the total voting power representing 98.96% of the total voting power.

Save for the foregoing, no other members of the Board of Directors or executive officers of the Company have any interest in any proposal that is not shared by all other shareholders of the Company.

PROPOSAL 1:

TO APPROVE THE SHARE CONSOLIDATION OF THE COMPANY’S ORDINARY SHARES
(ITEM 1 ON THE PROXY CARD)

General

The Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to effect a share consolidation of the Company’s ordinary shares at a ratio of one-for-ten (the “Share Consolidation”).

The Share Consolidation must be passed by ordinary resolution which requires the affirmative vote of a simple majority of the shareholders present in person or represented by proxy and entitled to vote on such proposals, either in person, by proxy or by authorized representative.

The Share Consolidation will be implemented simultaneously for all ordinary shares. The Share Consolidation will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below).

Purpose of the Share Consolidation

The Company’s ordinary shares are currently listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “SUGP”. Among other requirements, the listing maintenance standards established by Nasdaq require the ordinary shares to have a minimum closing bid price of at least $1.00 per share. Pursuant to the Nasdaq Marketplace Rule 5550(a)(2) (the “Minimum Bid Price Rule”), if the closing bid price of the ordinary shares is not equal to or greater than $1.00 for 30 consecutive business days, Nasdaq will send a deficiency notice to the Company. Thereafter, if the ordinary shares do not close at a minimum bid price of $1.00 or more for 10 consecutive business days within 180 calendar days of the deficiency notice, Nasdaq may determine to delist the ordinary shares.

On March 20, 2025, the Company received a written notification from the Nasdaq Stock Market LLC notifying the Company that it was not in compliance with the Minimum Bid Price Rule, and the Company was provided 180 calendar days, or until September 16, 2025, to regain compliance.

To regain compliance with the Minimum Bid Price Rule by September 16, 2025, the Board of Directors determined that it was in the best interest of the Company to solicit the approval of the shareholders to effect a share consolidation of the Company’s ordinary shares. The Board of Directors believes that without receiving the shareholders’ approval and without the closing price of the ordinary shares otherwise meeting the $1.00 minimum closing bid price requirement, the Company’s ordinary shares will be delisted from Nasdaq.

In the event the ordinary shares were no longer eligible for continued listing on Nasdaq, the Company could be forced to seek to be traded on the OTC Bulletin Board or in the “pink sheets.” These alternative markets are generally considered to be less efficient than, and not as broad as, Nasdaq, and therefore less desirable. Accordingly, the Board of Directors believes delisting of the ordinary shares would likely have a negative impact on the liquidity and market price of the ordinary shares and may increase the spread between the “bid” and “ask” prices quoted by market makers.

The Board of Directors has considered the potential harm to the Company of a delisting from Nasdaq and believes that delisting could, among other things, adversely affect (i) the trading price of the ordinary shares, and (ii) the liquidity and marketability of the ordinary shares. This could reduce the ability of holders of the ordinary shares to purchase or sell ordinary shares as quickly and as inexpensively as they have done historically.

Delisting could also adversely affect the Company’s relationships with customers who may perceive the Company’s business less favorably, which would have a detrimental effect on the Company’s relationships with these entities.

Furthermore, if the ordinary shares were no longer listed on Nasdaq, it may reduce the Company’s access to capital and cause the Company to have less flexibility in responding to its capital requirements. Certain institutional investors may also be less interested or prohibited from investing in the ordinary shares, which may cause the market price of the ordinary shares to decline.

Registration and Trading of our Ordinary Shares

The Share Consolidation will not affect the registration of our ordinary shares or our obligation to publicly file financial and other information with the U.S. Securities and Exchange Commission (the “SEC”). When the Share Consolidation is implemented, our ordinary shares will begin trading on a post-consolidation basis on the Effective Date. In connection with the Share Consolidation, the CUSIP number of our ordinary shares (which is an identifier used by participants in the securities industry to identify our ordinary shares) will change.

Fractional Shares

No fractional Consolidated Shares will be issued to any shareholders in connection with the Share Consolidation. Instead, any fractional shares will be rounded up to the nearest whole number, and each shareholder will be entitled to receive one Consolidated Share in lieu of the fractional Consolidated Share that would have resulted from the Share Consolidation.

Authorized Shares

Immediately after the Share Consolidation takes effect, but before the subsequent Share Capital Increase and Share Capital Alteration, our authorized ordinary shares will be consolidated at the same ratio. As a result, the authorized share capital of the Company will remain HK$7,500,000, but it will consist of 75,000,000 shares of a nominal or par value of HK$0.10 each (instead of the previous 750,000,000 shares at HK$0.01 each).

Street Name Holders of Ordinary Shares

The Company intends for the Share Consolidation to treat all shareholders equally, whether their ordinary shares are held in street name (through a nominee, such as a bank or broker) or registered directly in their names. Nominees will receive instructions to process the Share Consolidation for their beneficial holders. However, since nominees may have their own procedures, shareholders holding shares in street name are encouraged to contact their nominee for specific details.

Share Certificates

Mandatory surrender of certificates is not required by our shareholders. The Company’s transfer agent will adjust the register of members of the Company to reflect the Share Consolidation as of the Effective Date. New certificates will not be mailed to shareholders.

Resolution

The Board of Directors proposes to solicit shareholder approval to effect a reverse stock split (or share consolidation as a matter of Cayman Islands law) of the Company’s ordinary shares at a ratio of one-for-ten in the form of a shareholder resolution. The following resolution be put to the shareholders to consider and to vote upon at the Extraordinary General Meeting in relation to amending the authorized and issued share capital of the Company:

1.      “IT IS HEREBY RESOLVED, as an ordinary resolution, that with effect from August 25, 2025 at 12:01 a.m. Eastern Time (the “Effective Date”),:

(a)     every ten issued and unissued shares of HK$0.01 each in the share capital of the Company be consolidated into one share of par value of HK$0.10 so that the authorized share capital of the Company shall be changed from HK$7,500,000 divided into 750,000,000 shares of a nominal or par value of HK$0.01 each to an authorized share capital of HK$7,500,000 divided into 75,000,000 shares of a nominal or par value of HK$0.10 each (“Share Consolidation”); and

(b)    each director of the Company (the “Director”) be, and hereby is, authorized, approved and directed, on behalf of the Company, to execute such further documents and take such further actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of this resolution, including without limitation, to issue consolidated shares so that each shareholder will be entitled to receive one consolidated share in lieu of the fractional share that would have resulted from the Share Consolidation, cancel any old share certificate(s) and to issue and execute any new share certificate(s) representing the consolidated shares of the Company, and any and all actions already taken by such Director in connection with this resolution (including his/her prior execution and delivery of any document by such Director) be ratified, approved and confirmed and adopted in all respects.”

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE TO APPROVE THE SHARE CONSOLIDATION. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED

PROPOSAL 2:

TO APPROVE THE INCREASE OF THE COMPANY’S AUTHORIZED SHARES
(ITEM 2 ON THE PROXY CARD)

Assuming the approval of the Share Consolidation, the Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to increase the Company’s authorized shares, immediately following the effectiveness of the Share Consolidation, from HK$7,500,000 divided into 75,000,000 shares of HK$0.10 par value each (the “Consolidated Shares”) after the Share Consolidation, to HK$75,000,000 divided into 750,000,000 Consolidated Shares.

Resolution

The Share Capital Increase must be passed by ordinary resolution, which requires the affirmative vote of a simple majority of the shareholders present in person or represented by proxy and entitled to vote on such proposals, either in person, by proxy, or by authorized representative. If our shareholders approve this proposal, our Board of Directors will have the authority to implement the increase of authorized shares at any time after the approval of the increase of authorized shares.

2.      “IT IS HEREBY RESOLVED, as an ordinary resolution, that, subject to the Share Consolidation taking effect, the authorized share capital be increased from HK$7,500,000 divided into 75,000,000 shares of a nominal or par value of HK$0.10 each (the “Consolidated Shares”) to an authorized share capital of HK$75,000,000 divided into 750,000,000 Consolidated Shares (“Share Capital Increase”).

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE TO APPROVE THE SHARE CAPITAL INCREASE. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED

PROPOSAL 3:

TO APPROVE THE SHARE CAPITAL ALTERATION
(ITEM 3 ON THE PROXY CARD)

Assuming the approval of the Share Consolidation and Share Capital Increase, the Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholders to approve, as a special resolution, an amendment to the share capital of the Company by:

(i)     re-designating the authorized share capital of the Company from HK$75,000,000 divided into 750,000,000 Consolidated Shares, to (a) 749,098,320 Class A ordinary shares, par value HK$0.10 each (the “Class A Ordinary Shares”) and 901,680 Class B ordinary shares, par value HK$0.10 each (the “Class B Ordinary Shares”), in each case, with the rights, privileges and restrictions as set out in the M&A Amendments (as defined in sub-paragraph (iii) below) (the “Authorized Share Capital Change”);

(ii)    re-designating the issued and outstanding shares held by the shareholders of the Company as follows:

(a)     842,280 Consolidated Shares held by Exceptional Engineering Limited be re-designated as 842,280 Class B Ordinary Shares, and 59,400 Consolidated Shares held by DC & Partners Incorporation Limited be re-designated as 59,400 Class B Ordinary Shares; and

(b)    each Consolidated Share which was registered in the name of a shareholder (excluding the Consolidated Shares re-designated as Class B Ordinary Shares pursuant to the foregoing paragraph (a)) be re-designated as a Class A Ordinary Share registered in the name of the relevant shareholder (the “Issued Share Capital Change”, together with the Authorized Share Capital Change are referred to as the “Re-designation of Share Capital”); and

(c)     amending the existing memorandum of association and articles of association of the Company in the manner set out in the Exhibit attached hereto (the “M&A Amendments”, together with the Re-designation of Share Capital, are referred to as the “Share Capital Alteration”).

The approval of the Share Capital Alteration must be passed by special resolution which requires the affirmative vote of at least two-thirds (2/3) of the votes cast by the shareholders as, being entitled to do so, vote in person or, by proxy, or, in the case of a shareholder being a corporation, by its duly authorized representative at the Extraordinary General Meeting.

Following the Share Capital Alteration, each Class A Ordinary Share would be entitled to one (1) vote and each Class B Ordinary Share would be entitled to fifty (50) votes, on a poll taken at any general meeting of the Company. Such shares shall also carry the other rights, preferences, and privileges as set forth in the M&A Amendments.

Conversion of Class B Ordinary Shares into Class A Ordinary Shares occurs under the following circumstances:

Voluntary Conversion: At the option of the holders of the Class B Ordinary Shares, at any time after issuance, each Class B Ordinary Share may be converted into one fully paid Class A Ordinary Share on a one-for-one basis, without additional payment.

Automatic Conversion Upon Transfer: Upon any sale, transfer, assignment, or disposition of Class B Ordinary Shares to any person or entity, the transferred shares are automatically and immediately converted into an equal number of Class A Ordinary Shares upon the Company’s registration of such transfer in the register of members of the Company. This includes instances where a pledge, charge, encumbrance, or other third-party right on Class B Ordinary Shares is enforced, resulting in a third party holding legal title to the shares, upon registration of the third party or its designee as a Shareholder holding Class A Ordinary Shares; however, conversion does not occur if the original holder and the Board of Directors consent in writing to the transferee retaining Class B Ordinary Share status.

The M&A Amendments are set out in the Exhibit to this notice to shareholders and are incorporated by reference herein.

Potential Adverse Effects of Share Capital Alteration

Prior to the proposed change, Mr. Chan, a member of the Board of Directors, the chairman and executive officer of the Company, beneficially owns a total of 9,116,800 ordinary shares, representing 65.84% of total voting power. Immediately after the proposed Share Capital Alteration is effective, Mr. Chan will beneficially hold about 98.96% of the total voting power.

Subsequent to the Share Consolidation and Share Capital Increase, but prior to the Share Capital Alteration, each of Exceptional Engineering Limited and DC & Partners Incorporation Limited, of whom Mr. Chan is the sole shareholder and beneficial owner, will own a total of 842,280 Consolidated Shares, representing 842,280 of the total voting power and 59,400 Consolidated Shares, representing 59,400 of the total voting power respectively. Mr. Chan will also hold 10,000 Consolidated Shares, representing 10,000 of the total voting power in his own name directly. Immediately after the Share Capital Alteration is effective, each of Exceptional Engineering Limited and DC & Partners Incorporation Limited will own a total of 842,280 Class B Ordinary Shares, representing 42,114,000 of the total voting power and 59,400 Class B Ordinary shares, representing 2,970,000 of the total voting power respectively. Mr. Chan will own 10,000 Class A Ordinary Shares, representing 10,000 of the total voting power. In total, Mr. Chan will beneficially own 45,094,000 of the total voting power representing 98.96% of the total voting power.

The proposed change will not affect in any way the validity or transferability of share certificates outstanding (if any), the capital structure of the Company or the trading of the Company’s ordinary shares on the NASDAQ Capital Market.

Future issuances of Class B Ordinary Shares or securities convertible into Class B Ordinary Shares could have a dilutive effect on our earnings per share, book value per share and the voting power and interest of current holders of ordinary shares (or Consolidated Shares after the Share Consolidation) which will be converted into the Class A Ordinary Shares on a 1:1 basis. In addition, the availability of additional shares of Class A Ordinary Shares for issuance could, under certain circumstances, discourage or make more difficult any efforts to obtain control of the Company. The Board is not aware of any attempt, or contemplated attempt, to acquire control of the Company, nor is this proposal being presented with the intent that it be used to prevent or discourage any acquisition attempt. However, nothing would prevent the Board from taking any such actions that it deems to be consistent with its fiduciary duties.

Effectiveness of Amendment

If the Share Capital Alteration is approved, it will become effective immediately following the effectiveness of the Share Consolidation and Share Capital Increase.

Resolution

3.      “IT IS HEREBY RESOLVED, as a special resolution, that subject to the Share Consolidation and Share Capital Increase taking effect:

the share capital of the Company be amended by:

(i)     re-designating the authorized share capital of the Company from HK$75,000,000, comprising 750,000,000 Consolidated Shares, into (a) 749,098,320 Class A ordinary shares, par value HK$0.10 each (the “Class A Ordinary Shares”) and 901,680 Class B ordinary shares, par value HK$0.10 each (the “Class B Ordinary Shares”), in each case, with the rights, privileges and restrictions as set out in the M&A Amendments (as defined in sub-paragraph (iii) below) (the “Authorized Share Capital Change”);

(ii)    re-designating the issued and outstanding shares held by the shareholders of the Company as follows:

(a)     842,280 Consolidated Shares held by Exceptional Engineering Limited be re-designated as 842,280 Class B Ordinary Shares and 59,400 Consolidated Shares held by DC & Partners Incorporation Limited be re-designated as 59,400 Class B Ordinary Shares; and

(b)    each Consolidated Share which was registered in the name of a shareholder (excluding the Consolidated Shares re-designated as Class B Ordinary Shares pursuant to the foregoing paragraph (a)) be re-designated as a Class A Ordinary Share registered in the name of the relevant shareholder (the “Issued Share Capital Change”, together with the Authorized Share Capital Change are referred to as the “Re-designation of Share Capital”); and

(iii)   amending the Memorandum of Association and Articles of Association of the Company in the manner as set out in Exhibit attached to the Notice of Extraordinary General Meeting (the “M&A Amendments”, together with the Re-designation of Share Capital, are referred to as the “Share Capital Alteration”).”

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE TO APPROVE THE SHARE CAPITAL ALTERATION. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED

OTHER MATTERS

Shareholders Sharing an Address

We may send a single set of shareholder documents to any household at which two or more shareholders reside. This process is called “householding.” This reduces the volume of duplicate information received at your household and helps us to reduce costs. Your materials may be householded based on your prior express or implied consent. If your materials have been householded and you wish to receive separate copies of these documents, or if you are receiving duplicate copies of these documents and wish to have the information householded, you may write or call the following address or phone number: SU Group Holdings Limited, 7/F, The Rays, No. 71 Hung To Road, Kwun Tong, Kowloon, Hong Kong, or call +852 2341 8183.

Other Matters to Come Before the Meeting

The Board of Directors is not aware of any other business to be acted upon at the Extraordinary General Meeting. Pursuant to the Company’s memorandum and articles of association, only the business described in the notice of the Extraordinary General Meeting of the shareholders will be conducted at such meeting.

Documents Incorporated by Reference

The SEC allows us to “incorporate by reference” information into this notice to shareholders. This means that the Company can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this notice to shareholders, except for any information that is superseded by information that is included directly in this notice to shareholders or in any other subsequently filed document that also is incorporated by reference herein.

EXHIBIT

M&A Amendments

Current Memorandum of Association	Proposed Amendments

Article 8:

The share capital of the Company is HK$7,500,000 divided into 750,000,000 shares of a nominal or par value of HK$0.01 each with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Companies Act (As Revised) and the Articles of Association of the Company and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.

Article 8:

The share capital of the Company is HK$~~7,500,000~~ 75,000,000 divided into 750,000,000 shares of a nominal or par value of HK$~~0.01~~ 0.10 each of such class or classes (howsoever designated) from time to time with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Companies Act (As Revised) and the Articles of Association of the Company and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.

Current Articles of Association		Proposed Amendments
Article 2:		Article 2:
“capital”	the share capital from time to time of the Company.	“capital”	the share capital from time to time of the Company.
“clear days”	in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect.	“Class A Ordinary Shares”	class A ordinary shares of a nominal or par value of HK$0.10 each in the share capital of the Company having the rights set out in these Articles and “Class A Ordinary Share” means any of them.
“Change of Control Transaction”

means (i) the sale, lease, exchange, or other disposition (other than liens and encumbrances created in the ordinary course of business, including liens or encumbrances to secure indebtedness for borrowed money that are approved by the Company’s Board, so long as no foreclosure occurs in respect of any such lien or encumbrance) of all or substantially all of the Company’s property and assets (which shall for such purpose include the property and assets of any direct or indirect subsidiary of the Company), provided that any sale, lease, exchange or other disposition of property or assets exclusively between or among the Company and any direct or indirect subsidiary or subsidiaries of the Company shall not be deemed a “Change of Control Transaction”; (ii) the merger, consolidation, business combination or other similar transaction of the Company with any other entity, other than a merger, consolidation, business combination or other similar transaction that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by the voting securities of the Company and more than fifty percent (50%) of the total number of outstanding shares of the Company’s share capital, in each case as outstanding immediately after such merger, consolidation, business combination or other similar transaction, and the Members immediately prior to the merger, consolidation, business combination, or other similar transaction owning voting securities of the Company, the surviving entity or its parent immediately following the merger, consolidation, business combination or other similar transaction in substantially the same proportions (vis a vis each other) as such Members owned the voting securities of the Company immediately prior to the transaction; and (iii) a recapitalization, liquidation, dissolution or other similar transaction involving the Company, other than a recapitalization, liquidation, dissolution, or other similar transaction that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by the voting securities of the Company and more than fifty percent (50%) of the total number of outstanding shares of the Company’s share capital, in each case as outstanding immediately after such recapitalization, liquidation, dissolution or other similar transaction, and the Members immediately prior to the recapitalization, liquidation, dissolution or other similar transaction owning voting securities of the Company, the surviving entity or its parent immediately following the recapitalization, liquidation, dissolution or other similar transaction in substantially the same proportions (vis a vis each other) as such Members owned the voting securities of the Company immediately prior to the transaction.

		“Class B Ordinary Shares”	class B ordinary shares of a nominal or par value HK$0.10 each in the share capital of the Company having the rights set out in these Articles and “Class B Ordinary Share” means any of them.
		“clear days”	in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect.
…		…
“competent regulatory authority”

a competent regulatory authority in the territory where the shares of the Company (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such territory.

“competent regulatory authority”

a competent regulatory authority in the territory where the shares of the Company (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such territory.

“debenture” and “debenture holder”	include debenture stock and debenture stockholder respectively.	“Conversion Date”	in respect of a Conversion Notice means the day on which that Conversion Notice is delivered.
“Conversion Notice”

a written notice delivered to the Company at its Office (and as otherwise stated therein) stating that a holder of Class B Ordinary Shares elects to convert the number of Class B Ordinary Shares specified therein pursuant to Article 10.

		“Conversion Number”	in relation to any Class B Ordinary Shares, such number of Class A Ordinary Shares as may, upon exercise of the Conversion Right, be issued at the Conversion Rate.
		“Conversion Rate”	means, at any time, on a 1:1 basis.
“Conversion Right”

In respect of a Class B Ordinary Share means the right of its holder, subject to the provisions of these Articles and to any applicable fiscal or other laws or regulations including the Act, to convert all or any of its Class B Ordinary Shares, into the Conversion Number of Class A Ordinary Shares in its discretion.

		“debenture” and “debenture holder”	include debenture stock and debenture stockholder, respectively.
…		…

“Secretary”	any person, firm or corporation appointed by the Board to perform any of the duties of secretary of the Company and includes any assistant, deputy, temporary or acting secretary.	“Secretary”	any person, firm or corporation appointed by the Board to perform any of the duties of secretary of the Company and includes any assistant, deputy, temporary or acting secretary.
“special resolution”

a resolution shall be a special resolution when it has been passed by a majority of not less than two-thirds of votes cast by such Members as, being entitled so to do, vote in person or, in the case of such Members as are corporations, by their respective duly authorised representative or, where proxies are allowed, by proxy at a general meeting of which Notice has been duly given in accordance with Article 60;

“shares”

~~shares of par value HK$0.01 each.~~ collectively, Class A Ordinary Shares and Class B Ordinary Shares, or any of Class A Ordinary Shares or Class B Ordinary Shares, as applicable to the context, and include any fraction of a share.

“special resolution”

a resolution shall be a special resolution when it has been passed by a majority of not less than two-thirds of votes cast by such Members as, being entitled so to do, vote in person or, in the case of such Members as are corporations, by their respective duly authorised representative or, where proxies are allowed, by proxy at a general meeting of which Notice has been duly given in accordance with Article 60;

Article 3: (1) The share capital of the Company at the date on which these Articles come into effect shall be divided into shares of a par value of HK$0.01 each.		Article 3: (1) The share capital of the Company at the date on which these Articles come into effect shall be divided into shares of a par value of HK$~~0.01~~ 0.10 each.

Article 10:

Subject to Article 13(1), the Memorandum of Association and any resolution of the Members to the contrary and without prejudice to any special rights conferred thereby on the holders of any other shares or class of shares, the share capital of the Company shall be divided into shares of a single class the holders of which shall, subject to these Articles:

(a)     be entitled to one vote per share;

(b)    be entitled to such dividends as the Board may from time to time declare;

(c)     in the event of a winding up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Company; and

(d)    generally, be entitled to enjoy all of the rights attaching to shares.

Article 10:

(1)    Subject to Article 3 and Article 13(1), the Memorandum of Association and any resolution of the Members to the contrary and without prejudice to any special rights conferred thereby on the holders of any other shares or class of shares, the share capital of the Company shall be divided into shares of ~~a single class the holders of which shall, subject to these Articles~~ two classes: Class A Ordinary Shares and Class B Ordinary Shares, effective immediately upon these Articles taking effect. Class A Ordinary Shares and Class B Ordinary Shares shall, except as otherwise provided herein, carry equal rights and rank pari passu with one another:

(a)     Holders of Class A Ordinary Shares shall, subject to these Articles, have the following rights:

(i)     be entitled to one vote per share;

(ii)    be entitled to such dividends as the Board may from time to time declare;

(iii)   in the event of a winding up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Company; and

(iv)   generally, be entitled to enjoy all of the rights attaching to shares.

(b)    Holders of Class B Ordinary Shares shall, subject to these Articles, have the following rights:

(i)      As regards conversion

(aa)  Subject to the provisions hereof and to compliance with all fiscal and other laws and regulations applicable thereto, including the Act, a holder of Class B Ordinary Shares shall have the Conversion Right in respect of each Class B Ordinary Share. For the avoidance of doubt, a holder of Class A Ordinary Shares shall have no rights to convert Class A Ordinary Shares into Class B Ordinary Shares under any circumstances.

(bb)  Each Class B Ordinary Share shall be converted at the option of the holder, at any time after issue and without the payment of any additional sum, into one fully paid Class A Ordinary Share calculated at the Conversion Rate. Such conversion shall take effect on the Conversion Date. A Conversion Notice shall not be effective if it is not accompanied by the share certificates in respect of the relevant Class B Ordinary Shares and such other evidence (if any) as the Directors may reasonably require to prove the title of the person exercising such right (or, if such certificates have been lost or destroyed, such evidence of title and such indemnity as the Directors may reasonably require). Upon conversion, the Company shall procure that upon request by the relevant Member, certificates in respect of the relevant Class A Ordinary Shares, together with a new certificate for any unconverted Class B Ordinary Shares comprised in the certificate(s) surrendered by the holder of the Class B Ordinary Shares, are issued to the holders of the Class A Ordinary

Shares and Class B Ordinary Shares, as the case may be. Any and all taxes and stamp, issue and registration duties (if any) arising on conversion shall be borne by the holder of Class B Ordinary Shares requesting conversion.

(cc)  Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to this Article 10 shall be effected in such manner as permissible under the laws of the Cayman Islands including by way of a re-designation and re-classification of the relevant Class B Ordinary Share as a Class A Ordinary Share or by way of a repurchase or redemption of the relevant Class B Ordinary Share in consideration of the issue of relevant Class A Ordinary Share. All Class A Ordinary Shares so converted shall carry such rights and restrictions and which shall rank pari passu in all respects with the Class A Ordinary Shares then in issue. Such conversion shall become effective forthwith upon entries being made in the Register of Members of the Company to record the re-designation and re-classification of the relevant Class B Ordinary Shares as Class A Ordinary Shares or repurchase or redemption of the relevant Class B Ordinary Shares and issue of Class A Ordinary Shares.

(dd)  Until such time as the Class B Ordinary Shares have been converted into Class A Ordinary Shares, the Company shall:

(i)     at all times keep available for issue and free of all liens, charges, options, mortgages, pledges, claims, equities, encumbrances and other third-party rights of any nature, and not subject to any pre-emptive rights out of its authorised but unissued share capital, such number of authorised but unissued Class A Ordinary Shares as would enable all Class B Ordinary Shares to be converted into Class A Ordinary Shares and any other rights of conversion into, subscription for or exchange into Class A Ordinary Shares to be satisfied in full; and

(ii)    not make any issue, grant or distribution or take any other action if the effect would be that on the conversion of the Class B Ordinary Shares to Class A Ordinary Shares it would be required to issue Class A Ordinary Shares at a price lower than the par value thereof.

(ii)    As regards Voting Rights

Holders of shares have the right to receive notice of, attend, speak and vote at general meetings of the Company. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times (other than in respect of separate general meetings of the holders of a class or series of shares held in accordance with Article 11 below), vote together as one class on all matters submitted to a vote for Members’ consent. Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to fifty (50) votes on all matters subject to the vote at general meetings of the Company.

(iii)   As regards Transfer

Upon any sale, transfer, assignment or disposition of Class B Ordinary Shares by a holder thereof to any person or entity, such Class B Ordinary Shares validly transferred to the new holder shall be automatically and immediately converted into an equal number of Class A Ordinary Shares unless the holder of the Class B Ordinary Shares and the Board of Directors consent in writing to the retention of Class B Ordinary Shares status by the transferee.

For the avoidance of doubt, (i) a sale, transfer, assignment or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in the Company’s Register of Members; and (ii) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any of Class B Ordinary Shares to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to the related Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares upon the Company’s registration of the third party or its designee as a Member holding that number of Class A Ordinary Shares in the Register of Members unless the original holder of the Class B Ordinary Shares (i.e. the charger) and the Board of Directors consent in writing to the retention of Class B Ordinary Shares status by the transferee.

(iv)   Treatment in a Change of Control or Merger Transaction

In connection with any Change of Control Transaction, Class A Ordinary Shares and Class B Ordinary Shares shall be treated equally, identically and ratably, on a per share basis, with respect to any consideration into which such shares are converted or any consideration paid or otherwise distributed to Members. Any merger or consolidation of the Company with or into any other entity, which is not a Change of Control Transaction, shall require approval by the affirmative vote of the holders of a majority of the outstanding shares of Class A Ordinary Shares and by the affirmative vote of the holders of a majority of the outstanding Class B Ordinary Shares, each voting separately as a class, unless (i) the Class A Ordinary Shares and Class B Ordinary Shares remain outstanding and no other consideration is received in respect thereof or (ii) such shares are converted on a pro rata basis into shares of the surviving or parent entity in such transaction having identical rights to the shares of Class A Ordinary Shares and Class B Ordinary Shares, respectively.

(v)     Subdivision or Combination

If the Company in any manner subdivides or combines the outstanding Class A Ordinary Shares or Class B Ordinary Shares, the outstanding shares of the other such class will concurrently therewith be proportionately subdivided or combined in a manner that maintains the same proportionate equity ownership between the holders of the outstanding Class A Ordinary Shares and the holders of the outstanding Class B Ordinary Shares on the record date for such subdivision or combination, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding Class A Ordinary Shares and by the affirmative vote of the holders of a majority of the outstanding shares of Class B Ordinary Shares, each voting separately as a class.

(2)    Unless explicitly stated otherwise in these Articles, including Article 10, Class A Ordinary Shares and Class B Ordinary Shares shall rank equally in all respects and shall have the same rights, preferences, privileges and restrictions, including rights to dividends, liquidation proceeds, and other financial or economic entitlements. Any amendments to the rights of either class of shares shall be subject to the provisions of Article 11.

Article 11:

11.    Subject to the Act and without prejudice to Article 8, all or any of the special rights for the time being attached to the shares or any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, from time to time (whether or not the Company is being wound up) be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting all the provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply, but so that:

…

(b)    the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be a person or persons or (in the case of a Member being a corporation) its duly authorized representative together holding or representing by proxy not less than one-third in nominal value or par value of the issued shares of that class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those Members who are present shall form a quorum (whatever the number of shares held by them));

Article 11:

11.    Subject to the Act and without prejudice to Article 8, all or any of the special rights for the time being attached to the shares or any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, from time to time (whether or not the Company is being wound up) be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting all the provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply, but so that:

…

(b)    the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be a person or persons or (in the case of a Member being a corporation) its duly authorized representative together holding or representing by proxy not less than one-third ~~in nominal value or par value of the issued shares of that class~~ of the voting rights attached to the issued voting shares of that class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those Members who are present shall form a quorum (whatever the number of shares held by them));

…	…